Mail Stop 7010


February 24, 2006


Via U.S. mail and facsimile

Mr. John Z. Pare
General Counsel
Hughes Supply, Inc.
501 West Church Street
Orlando, FL 32805

Re:	Hughes Supply, Inc.
Proxy Statement on Schedule 14A
Filed January 27, 2006
File No. 001-08772

Dear Mr. Pare:

     We have completed our review of the filings referenced above and have no further comments at this time.

      If you have any questions, please do not hesitate to call
Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Thomas A. Roberts
Ms. Marita A. Makinen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153